Exhibit 99.70

99.70 Interim Financial Statements as at and for the Three and Nine Months Ended September 30, 2014

Cipher Pharmaceuticals Inc.

Condensed Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2014

(Unaudited)

Cipher Pharmaceuticals Inc.

Balance Sheets

As at September 30, 2014 and December 31, 2013

(in thousands of Canadian dollars - unaudited)

		September 30,	December 31,
	Note	2014	2013
		$	$
ASSETS

Current assets
Cash and cash equivalents		47,581	24,179
Accounts receivable		12,322	22,507
Inventory		370	311
Prepaid expenses and other assets		420	391
		60,693	47,388

Property and equipment, net		23	24

Intangible assets, net	4	1,013	1,582

Deferred tax asset	10	7,976	6,556

		69,705	55,550

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5	7,973	12,398
Current portion of deferred revenue		2,663	2,280
		10,636	14,678

Deferred revenue		570	2,114
		11,206	16,792

SHAREHOLDERS’ EQUITY

Share capital	6	13,962	10,696
Contributed surplus		2,543	3,095
Retained earnings		41,994	24,967
		58,499	38,758

		69,705	55,550

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Statements of Operations and Comprehensive Income

Three and nine month periods ended September 30, 2014 and 2013

(in thousands of Canadian dollars, except per share data - unaudited)

		Three months		Nine months
		September 30,	September 30,	September 30,	September 30,
	Note	2014	2013	2014	2013
		$	$	$	$

Revenues
Licensing revenue		6,699	5,592	22,475	14,344
Product revenue		512	44	1,350	132

		7,211	5,636	23,825	14,476

Expenses
Cost of product sold		135	12	384	39
Research and development		267	388	931	1,037
Selling, general and administrative		2,120	1,660	6,705	4,823
Amortization of intangible assets		189	277	568	831
Interest income		(146)	(64)	(370)	(179)

	8	2,565	2,273	8,218	6,551

Income before income taxes		4,646	3,363	15,607	7,925

Recovery of income taxes	10	(4,010)	—	(1,420)	—

Income and comprehensive income for the period		8,656	3,363	17,027	7,925

Basic earnings per share	11	0.34	0.14	0.67	0.32

Diluted earnings per share	11	0.33	0.13	0.65	0.31

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Statements of Changes in Equity

Nine month periods ended September 30, 2014 and 2013

(in thousands of Canadian dollars - unaudited)

				Retained	Total
		Share	Contributed	Earnings	Shareholders’
	Note	Capital	Surplus	(Deficit)	Equity
		$	$	$	$

Balance, January 1, 2014		10,696	3,095	24,967	38,758

Income and comprehensive income for the period		—	—	17,027	17,027

Exercise of stock options		3,132	(1,419)	—	1,713

Shares issued under the share purchase plan		134	—	—	134

Share-based compensation - stock option plan		—	867	—	867

Balance, September 30, 2014		13,962	2,543	41,994	58,499

Balance, January 1, 2013		50,339	33,227	(71,160)	12,406

Income and comprehensive income for the period		—	—	7,925	7,925

Exercise of stock options		194	(93)	—	101

Shares issued under the share purchase plan		141	—	—	141

Share-based compensation - stock option plan		—	330	—	330

Reduction of stated capital	7	(41,160)	(30,000)	71,160	—

Balance, September 30, 2013		9,514	3,464	7,925	20,903

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

Three and nine month periods ended September 30, 2014 and 2013

(in thousands of Canadian dollars - unaudited)

		Three months		Nine months
		September 30,	September 30,	September 30,	September 30,
	Note	2014	2013	2014	2013
		$	$	$	$

Cash provided by (used in)

Operating activities
Income for the period		8,656	3,363	17,027	7,925
Items not affecting cash:
Depreciation of property and equipment		4	3	12	12
Amortization of intangible assets	4	189	277	568	831
Share-based compensation - share purchase plan	6	6	7	20	21
Share-based compensation - stock option plan		356	141	868	330
Deferred tax	10	(4,010)	—	(1,420)	—
		5,201	3,791	17,075	9,119

Changes in non-cash operating items:
Accounts receivable		2,380	(1,158)	10,185	(6,035)
Inventory		56	10	(59)	(318)
Prepaid expenses and other assets		(193)	(130)	(29)	12
Accounts payable and accrued liabilities		(200)	227	(4,425)	2,939
Deferred revenue		(112)	(607)	(1,161)	(1,738)

Net cash generated from operating activities		7,132	2,133	21,586	3,979

Investing activities
Purchase of property and equipment		(1)	(3)	(11)	(8)

Financing activities
Proceeds from shares issued under the share purchase plan	6	35	41	114	120
Proceeds from exercise of stock options		709	89	1,713	101

Net cash generated from financing activities		744	130	1,827	221

Increase in cash and cash equivalents		7,875	2,260	23,402	4,192
Cash and cash equivalents, beginning of period		39,706	17,775	24,179	15,843

Cash and cash equivalents, end of period		47,581	20,035	47,581	20,035

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

September 30, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

1      NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) is a specialty pharmaceutical company focused on commercializing improved formulations of successful marketed drugs.  The Company’s strategy is to acquire products that fulfill high unmet medical needs, manage the required clinical development and regulatory approval process, and market those products either directly or through partners. Cipher is incorporated under the Business Corporations Act of Ontario and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2      BASIS OF PREPARATION

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34 and Interim Financial Reporting.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013, which were prepared in accordance with IFRS as issued by the IASB. The Board of Directors approved these condensed interim financial statements on October 28, 2014.

Accounting standards issued but not yet adopted

IFRS 15 Revenue from Contracts with Customers: This standard replaces IAS 11 Construction Contracts, IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. This standard outlines a single comprehensive model for entities to account for revenue arising from contracts with customers. The latest date of mandatory implementation of IFRS 15 is January 1, 2017. The Company has not yet evaluated the impact on the financial statements.

IFRS 9 Financial Instruments: In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has not yet evaluated the impact on the financial statements.

3      FINANCIAL INSTRUMENTS

Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments.  At September 30, 2014, the Company had gross financial assets of $1,132 and gross financial liabilities of $5,997 related to the same counterparty.  The net amount of $4,865 owing to the counterparty has been recorded in accounts payable and accrued liabilities at September 30, 2014 (gross financial assets of $1,234 and gross financial liabilities of $4,412 for a net amount of $3,178 owing at September 30, 2013).

During the third quarter of 2014, the Company entered into a foreign exchange forward contract related to certain licensing revenues of US$5 million which were earned during the quarter.  The contract matures on November 14, 2014 at an exchange rate of $1.1133 against the US dollar.  The foreign exchange forward contract has been marked-to-market as at September 30, 2014 resulting in an insignificant foreign exchange loss.

4      INTANGIBLE ASSETS

The Company has entered into agreements with Galephar Pharmaceutical Research Inc. (“Galephar”) for the rights to package, test, obtain regulatory approvals and market certain products in various countries.  In accordance with the terms of the agreements, the Company has acquired certain product rights.  The recoverability of these product rights is dependant upon sufficient revenues being generated from the related products.  The Company is currently amortizing the product rights related to CIP-ISOTRETINOIN and CIP-TRAMADOL ER.  In accordance with these agreements, after certain prescribed thresholds are achieved, the Company pays Galephar a 50% share of all amounts received, after deducting product-related expenses under licensing and distribution agreements.

5      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	Sept 30, 2014	Dec 31, 2013

Trade accounts payable	$6,702	$11,627
Accrued liabilities	1,271	771
	$7,973	$12,398

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

September 30, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

6      SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2013 to September 30, 2014:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2013	24,435	50,339
Options exercised in 2013	503	1,335
Shares issued in 2013 under the share purchase plan	38	182
Reduction of stated capital (note 7)	0	(41,160)
Balance outstanding - December 31, 2013	24,976	10,696

Options exercised in Q1 2014	145	530
Shares issued in Q1 2014 under the share purchase plan	4	32
Options exercised in Q2 2014	279	1,320
Shares issued in Q2 2014 under the share purchase plan	8	61
Options exercised in Q3 2014	221	1,283
Shares issued in Q3 2014 under the share purchase plan	4	40
Balance outstanding - September 30, 2014	25,637	13,962

Share purchase plan

During the quarter ended September 30, 2014, 4,037 shares were issued under the Employee and Directors Share Purchase Plan (6,434 in Q3 2013).  Included in share-based compensation expense is $6 ($7 in Q3 2013) which is the discount on the shares issued under the share purchase plan during the period.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2013 to September 30, 2014:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2013	1,786	3.36
Granted in 2013	342	1.43
Exercised in 2013	(504)	1.87
Cancelled in 2013	(5)	1.48
Balance outstanding - December 31, 2013	1,619	2.68

Granted in Q1 2014	266	8.08
Exercised in Q1 2014	(145)	1.98
Granted in Q2 2014	250	8.76
Exercised in Q2 2014	(279)	2.57
Cancelled in Q2 2014	(120)	5.22
Exercised in Q3 2014	(221)	3.22
Cancelled in Q3 2014	(63)	4.68
Balance outstanding - September 30, 2014	1,307	4.63

At September 30, 2014, 668,047 options were fully vested and exercisable (1,363,041 at September 30, 2013).

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

September 30, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

7      REDUCTION OF STATED CAPITAL

On May 3, 2013, by way of a special resolution of the shareholders of the Company, the legal stated capital in the common shares of the Company was reduced by $71,160 which represented the deficit of the Company as at December 31, 2012.  The Company has reclassified the shareholders’ equity portion of the balance sheet with a reduction in deficit by $71,160 and a corresponding reduction of contributed surplus by $30,000 and share capital by $41,160.

8      EXPENSES BY NATURE

	Three Months	Three Months	Nine Months	Nine Months
	Sept 30, 2014	Sept 30, 2013	Sept 30, 2014	Sept 30, 2013

Employees salaries and other short term benefits	$663	$696	$2,143	$1,976
Directors fees	67	67	283	210
Share-based compensation	362	148	888	351
Depreciation of property and equipment	4	3	12	12
Amortization of intangible assets	189	277	568	831
Professional and consulting fees	421	491	1,462	1,911
Contract sales	257	230	743	292
Facility rent	18	18	55	55
Cost of inventory expensed	135	13	384	39
Severance costs	337	—	1,324	—
Foreign exchange (gain) loss	(307)	7	(759)	(40)
Other expenses, net of interest income	419	323	1,115	914
	$2,565	$2,273	$8,218	$6,551

9      COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company.  The compensation paid or payable to key management for services is shown below:

	Three Months	Three Months	Nine Months	Nine Months
	Sept 30, 2014	Sept 30, 2013	Sept 30, 2014	Sept 30, 2013

Salaries and short-term employee benefits, including bonuses	$350	$477	$1,114	$1,199
Directors fees	67	67	283	210
Share-based compensation	325	133	799	316
Severance costs	337	—	1,324	—
	$1,079	$677	$3,520	$1,725

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

September 30, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

10 INCOME TAXES

Management uses estimates when determining current and deferred income taxes.  These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits.  Significant judgment is required regarding future probability of the Company to be able to realize deferred taxes.  Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred taxes.  The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable profits to allow all or part of the asset to be recovered.

For the three month period ended September 30, 2014, as a result of certain positive market conditions for existing products, the Company has recorded an additional deferred tax asset on the balance sheet of $5,070, arising from accumulated losses carried forward from previous years, and has recorded a corresponding deferred tax recovery on the statements of operations and comprehensive income.

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Income tax expense as reported differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

	Three Months	Nine Months
	Sept 30, 2014	Sept 30, 2014

Income before income taxes	$4,646	$15,607

Tax provision at the statutory income tax rate of 26.5%	$1,230	$4,135
Permanent differences	46	178
Temporary differences	(216)	(663)
Recognition of deferred income tax asset	(5,070)	(5,070)

Income tax expense (recovery)	$(4,010)	$(1,420)

Current income tax expense	$—	$—
Deferred income tax expense (recovery)	(4,010)	(1,420)

	$(4,010)	$(1,420)

The movement in the deferred income tax asset for the nine month period ended September 30, 2014 is as follows:

Nine Months
Sept 30, 2014

As at January 1, 2014	$6,556
Income tax expense	(3,650)
Credited to the statement of operations and comprehensive income	5,070

As at September 30, 2014	$7,976

For the period ended September 30, 2013, income tax expense was not recorded on the statement of operations and comprehensive income.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

September 30, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

11 EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding.  The weighted average number of shares outstanding for the three and nine month periods ended September 30, 2014 was 25,486,126 and 25,229,235 respectively (for the three and nine month periods ended September 30, 2013 - 24,531,781 and 24,480,081 respectively).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options.  The dilutive weighted average for the three and nine month periods ended September 30, 2014 was 26,305,520 and 26,153,737 respectively (for the three and nine month periods ended September 30, 2013 - 25,903,335 and 25,513,735 respectively).

12 SEGMENTED INFORMATION

The Company’s operations are categorized into one industry segment, being specialty pharmaceuticals.  All of the Company’s assets, including capital and intangible assets, are in Canada.  All product revenue is derived from Canada, while virtually all licensing revenue is derived from the United States.